Exhibit 23.4

SCARSDALE EQUITIES LLC
MEMBER FINRA, SIPC
10 Rockafeller Plaza
Suite 720
New York, NY 10020
TEL +1 212 433-1375 FAX +1 212 960-9013
January 20, 2016
The Board of Directors Tecogen Inc.
45 First Avenue
Waltham, MA 02451
Members of the Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the "Company Common Stock"), of Tecogen Inc. (the "Company") of the ADGE Exchange Ratio (as defined below) in the proposed Transaction (as defined below). Pursuant to the transactions (collectively, the "Transaction") contemplated by the Agreement and Plan of Merger dated as of November 1, 2016 (the "Agreement") by and among the Company, Tecogen.ADGE Merger Corp. ("Merger Sub") and American DG Energy Inc. ("ADGE"). The Agreement provides, among other things, that:

(1)	the Company will organize Merger Sub as a Delaware corporation and wholly-owned subsidiary of the Company;

(2)	the Merger Sub will be merged with and into ADGE, with ADGE surviving as a wholly-owned subsidiary of the Company;

(3)
each outstanding share of ADGE common stock, par value $0.001, other than shares of ADGE common stock held by ADGE or any wholly-owned ADGE subsidiary, will be converted into the right to receive a fraction of a share of Company common stock equal to the quotient obtained by dividing (i) $0.38 by (ii) the aggregate volume-weighted average per share closing price of Company common stock on the Nasdaq Capital Market for the 20 consecutive trading days ending October 28, 2016 (the "ADGE Exchange Ratio").

In connection with preparing our opinion, we have:

(i)	reviewed a draft of the Agreement dated November 1, 2016;

(ii)	reviewed certain publicly available business and financial information concerning the Company, ADGE, and the industries in which they operate;

(iii)
compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies;

(iv)
compared the financial and operating performance of the Company and ADGE with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company and ADGE common stock and certain publicly traded securities of such other companies;

(v)
reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of the Company and ADGE relating to their respective businesses, as well as the expected amount and timing of the cost savings, related expenses, and synergies expected to result from the Transaction (the "Synergies"); and

(vi)	performed such other financial studies and analyses and considered other information we deemed appropriate for the purposes of this opinion.

Exhibit 23.4

In addition, we have held discussions with certain members of the management of the Company and ADGE with respect to certain aspects of the Transaction, the past and current business operations of the Company and ADGE, the financial condition and future prospects and operations of the Company and ADGE, the effects of the Transaction on the financial condition and future prospects of the Company and ADGE, and certain other matters we believed necessary or appropriate to our inquiry.
In giving this opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and ADGE or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company and ADGE under any state or federal laws relating to bankruptcy, insolvency, or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and ADGE to which such analyses or forecasts relate.
We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respect from the draft Agreement furnished to us. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Transaction, if any, no delays, limitations, conditions, or restrictions will be imposed that could have an adverse effect on the Transaction. We are not legal, regulatory, or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory, or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company, ADGE, or on the contemplated benefits of the Transaction.
Our opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Stock of the ADGE Exchange Ratio in the proposed Transaction, and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors, or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. We have not been asked to, nor do we, offer any opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the ADGE Exchange Ratio applicable to the holders of the Company Common Stock in the Transaction, or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company or ADGE Common Stock will trade at any future time, if at all. We also express no opinion as to the impact of the Transaction on the solvency or viability of the Company or ADGE, or the ability of the Company or ADGE to pay their respective obligations when they come due.
Our opinion does not address the underlying business decision of the Company to enter into the Transaction or the relative merits of the Transaction as compared with any other strategic alternative that might be available to the Company. We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to any other alternative transaction, sale, or business combination.
In relation to the proposed Transaction, we have been engaged by the Company only to the extent of preparing this opinion and presenting and discussing the analysis outlined herein with a Special Committee of the Board of Directors. We expect to receive fees for these services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of our business activities, we and our affiliates may trade or otherwise effect transactions in the debt and equity securities of the Company and ADGE for our own account or for the accounts of customers or clients and, accordingly, we may at any time hold long or short positions in such securities.

Exhibit 23.4

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter, if applicable. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company and in any filing that the Company is required to make with the Securities and Exchange Commission in connection with this Transaction if such inclusion is required by applicable law, but may not otherwise be disclosed publicly in any manner without our prior written approval. The issuance of this opinion has been approved by a fairness opinion committee of Scarsdale Equities LLC.
Based on and subject to the foregoing, it is our opinion as of the date hereof that the ADGE Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the holders of the Company Common Stock.

Very truly yours,

SCARSDALE EQUITIES LLC
By: /s/ Wade N. Black
Wade N. Black
Chief Operating Officer